Exhibit 99.1

BiondVax Announces First Quarter 2015 Financial Results

Nes Ziona, Israel,  June 1, 2015 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BNDX), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced its financial results for the first quarter of 2015 and provided a business update.

First Quarter 2015 Financial Summary

Results are in New Israel Shekels (NIS) and a convenience translation to US$ is provided, using the exchange rate of 3.98 as at March 31, 2015

●	Total operating expenses were NIS 1.82m ($457,000) compared with NIS 2.02m in the first quarter of last year;

●	R&D expenses amounted to NIS 1.17m ($294k) compared with NIS 1.47m in the first quarter of last year;

●	Cash, cash equivalents and short and long-term marketable securities at the end of the quarter were NIS 11.46m ($2.88m) compared with NIS 13.68m as of December 31, 2014;

●	Following a succesful IPO on Nasdaq, the Company’s current cash position amounts to approximately $11 million.

Recent Corporate Update

●	On May 15, 2015 Biondvax completed a public offering in the United States, selling 1,910,000 American Depositary Shares (ADS) and warrants, where each ADS represents 40 ordinary shares. In addition, the underwriter has partially exercised their warrants to purchase an additional 128,000 ADSs;

●	Biondvax launched an international investor relations program in order to increase awareness amongst US and global investors;

●	During the second quarter, Biondvax expects to report the results of its BVX-006 trial;

Dr. Ron Babecoff, CEO of Biondvax Commented: “We are excited with our new US listing which we believe will bring new interest to our business and increased tradability in our shares. The influenza virus is a major global problem which humanity is constantly struggling against – one example is the recent "Avian Flu" outbreak and the massive cull in the Southern United States. Today’s solution of specific-strain vaccines is very inefficient and tends to have a particularly low success rate. The search for a universal flu vaccine is the "holy grail". Our solution was invented by Weizmann Institute Professor Ruth Arnon, also known for co-development of Copaxone, and further developed by BiondVax to its current advanced clinical stage. As we move through 2015, and as we continue to progress on our phase II trials, we are getting ever closer to bringing our solution to market.”

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About BiondVax

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Contact Details

Company Contact Ron Babecoff, CEO babecoff@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

** Tables to Follow **

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BALANCE SHEETS

In thousands, except per share data				Convenience translation
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
		Unaudited		Unaudited
	New Israeli Shekels (NIS)			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	9,612	16,018	7,397	1,859
Marketable securities	2,016	2,015	2,016	507
Other receivables	1,081	323	1,005	252

	12,709	18,356	10,418	2,618
LONG-TERM ASSETS:
Marketable securities	2,049	2,047	2,049	515
Other long term assets	1,066	288	1,423	357
Property, plant and equipment	2,638	3,125	2,480	623

	5,753	5,460	5,952	1,495

	18,462	23,816	16,370	4,113
CURRENT LIABILITIES:
Trade payables	524	454	774	194
Other payables	1,289	1,193	860	216

	1,813	1,647	1,634	410
LONG-TERM LIABILITIES:
Severance pay liability, net	62	57	64	16

SHAREHOLDERS' EQUITY :
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2015, 2014 (unaudited) and December 31, 2014; Issued and Outstanding: 54,297,367, 54,284,367 and 54,297,367 shares respectively	-	-	-	-
Share premium	83,517	83,240	83,467	20,972
Options	2,536	2,536	2,536	637
Other comprehensive income	17	22	16	4
Accumulated deficit	(69,483)	(63,686)	(71,347)	(17,926)

	16,587	22,112	14,672	3,687

	18,462	23,816	16,370	4,113

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STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

In thousands, except per share data				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2014	2014	2015	2015
		Unaudited		Unaudited
	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	5,492	1,467	1,172	294
Marketing, general and administrative	2,650	553	650	163

Total operating expenses	8,142	2,020	1,822	457

Operating loss	(8,142)	(2,020)	(1,822)	(457)
Financial income	394	58	5	1
Financial expense	(16)	(5)	(47)	(12)

Net loss	(7,764)	(1,967)	(1,864)	(468)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(4)	1	(1)	-

Total comprehensive loss	(7,768)	1,966	(1,865)	(468)

Basic and Diluted net loss per share	(0.14)	(0.04)	(0.03)	(0.01)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	54,286,227	54,184,367	54,297,367	54,297,367

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